December 30, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Aamira Chaudhry and Robert Shapiro
Division of Corporate Finance
Office of Trade & Services

Re: The Andersons, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 27, 2019
File No. 000-20557

Dear Ms. Chaudhry and Mr. Shapiro:
On behalf of The Andersons, Inc. (the “Company”), this letter confirms the receipt by the Company of the comments provided by the staff of the Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated December 23, 2019 (the “Comment Letter”). The Company is hereby formalizing its prior verbal discussion regarding the need for additional time to respond to the Comment Letter due to constraints on the availability of Company personnel. Absent your response denying this request, the Company anticipates it will file its response to the Comment Letter on or before Friday, January 31, 2020.
Please do not hesitate to email me at mike_hoelter@andersonsinc.com or call me at (419) 897-6715 if you have any questions or would like to discuss this request in more detail.

Sincerely,
/s/ Michael T. Hoelter
Michael T. Hoelter
Corporate Controller